Exhibit 99.6

PRESS RELEASE

Decarbonization of European Refineries:
A first agreement signed between
TotalEnergies and Air Products
for the delivery of Green Hydrogen

Paris, June 7, 2024 – TotalEnergies and Air Products have signed a 15-year agreement for the annual supply in Europe of 70,000 tons of green hydrogen starting in 2030. This first long-term deal follows TotalEnergies’ call for tenders for the supply of 500,000 tons per year of green hydrogen to decarbonize TotalEnergies’ European refineries.

Under the agreement, Air Products will deliver at TotalEnergies’ Northern European refineries’ doorstep, green hydrogen from Air Products’ global supply network. This hydrogen will avoid around 700,000 tons of CO2 each year. The contract awarded to Air Products is a first step towards achieving TotalEnergies' objective of reducing net greenhouse gas emissions from its operated oil and gas operations (Scope 1+2) by 40% by 2030 compared to 2015 levels.

Air Products, worldwide leader in terms of hydrogen supply, has been a first mover, committing more than $15 billion dollars to real, large-scale energy transition projects and launching several large low carbon hydrogen projects in the world, making it a leading and reliable supplier.

“This deal with Air Products, the first signed following the call for tenders launched last year, is a steppingstone towards our goal of decarbonizing the hydrogen used in TotalEnergies’ refineries in Northern Europe by the end of the decade. We are proud to partner with Air Products, a pioneer in low carbon hydrogen production, under the leadership of Seifi Ghasemi. Once again, we demonstrate our capacity to pioneer the energy transition and contribute to the emergence of a green hydrogen industry by offering long-term contracts with our six refineries and two biorefineries in Europe. We are also happy to extend our partnership with Air Products by becoming ourselves a supplier of green power to Air Products and contributing to Air Products’ own decarbonization roadmap,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“Today, one of the largest energy companies in the world has committed to use renewable hydrogen to decarbonize its refineries in Northern Europe, and we at Air Products are honored and proud to be the producer and supplier of the green hydrogen required,” said Air Products’ Chairman, President and CEO Seifi Ghasemi. Noting that Air Products started on the journey of producing clean hydrogen seven years ago, Seifi Ghasemi added, “We always believed that if we made clean hydrogen available at commercial scale, the demand would be there. This contract validates our long-term strategy. Clearly the demand is here, and it will grow significantly as we move forward, playing an essential role in decarbonizing heavy industry and other sectors. I also want to express my admiration for Mr. Patrick Pouyanné’s vision and courage in acting as a first-mover towards creating a cleaner future for the world.”

At the same time, TotalEnergies and Air Products have signed a memorandum of understanding for the supply of renewable power, which entails the signing of a first Power Purchase Agreement (PPA) for 150 MW produced at a solar project in Texas. The parties also plan to explore together further PPA opportunities in the UK, Poland and France. This agreement, which strengthens the partnership between TotalEnergies and Air Products, will contribute to Air Products‘ decarbonization roadmap and is in line with TotalEnergies’ integrated electricity strategy along the value chain.

TotalEnergies and the decarbonization of its European refineries

TotalEnergies is committed to reducing the carbon footprint of producing, converting and supplying energy to its customers. One of the levers identified by the Company is to use green or low carbon hydrogen to decarbonize its European refineries, a move that should help reduce its CO2 emissions by around five million tons a year by 2030.

Aiming to fully decarbonize the hydrogen used in its European refineries, the Company launched in September 2023, a call for tenders for the supply of 500,000 tons per year of green hydrogen.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

About Air Products

Air Products (NYSE:APD) is a world-leading industrial gases company in operation for over 80 years focused on serving energy, environmental, and emerging markets. The Company has two growth pillars driven by sustainability. Air Products’ base business provides essential industrial gases, related equipment and applications expertise to customers in dozens of industries, including refining, chemicals, metals, electronics, manufacturing, and food. The Company also develops, engineers, builds, owns and operates some of the world's largest clean hydrogen projects supporting the transition to low- and zero-carbon energy in the heavy-duty transportation and industrial sectors. Additionally, Air Products is the world leader in the supply of liquefied natural gas process technology and equipment, and provides turbomachinery, membrane systems and cryogenic containers globally.

The Company had fiscal 2023 sales of $12.6 billion from operations in approximately 50 countries and has a current market capitalization of over $50 billion. Approximately 23,000 passionate, talented and committed employees from diverse backgrounds are driven by Air Products’ higher purpose to create innovative solutions that benefit the environment, enhance sustainability and reimagine what's possible to address the challenges facing customers, communities, and the world. For more information, visit www.airproducts.com or follow us on LinkedIn, X, Facebook or Instagram.

Air Products Contacts:

Media Relations:

(Global) Katie McDonald, tel: (610) 481-3673; email: mcdonace@airproducts.com

(Europe & Africa) Nicola Long, tel: +44 1932 249532; email: longn@airproducts.com

Investor Relations:

Sidd Manjeshwar, tel: (610) 481-1872; email: manjessj@airproducts.com

Mun Shieh, tel: (610) 481-2951; shiehmh@airproducts.com

Cautionary Note

This release contains “forward-looking statements” within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s expectations and assumptions as of the date of this release and are not guarantees of future performance. While forward-looking statements are made in good faith and based on assumptions, expectations and projections that management believes are reasonable based on currently available information, actual performance and financial results may differ materially from projections and estimates expressed in the forward-looking statements because of many factors, including the risk factors described in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 and other factors disclosed in our filings with the Securities and Exchange Commission. Except as required by law, we dis claim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in the assumptions, beliefs or expectations or any change in events, conditions or circumstances upon which any such forward-looking statements are based.